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Exhibit 12

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended December 31,										Six Months Ended June 30,
	1996		1997		1998		1999		2000		2000		2001
Income before taxes, extraordinary losses, equity losses, special bonus award and non-recurring items	22,456		62,635		93,647		175,578		229,832		105,398		96,919
Fixed Charges	46,258		44,550		40,945		32,884		36,902		15,789		22,584

Total Earnings	68,714		107,185		134,592		208,462		266,734		121,187		119,503
Fixed Charges:
Interest expense	41,691		40,147		35,830		27,459		30,097		13,113		19,185
Estimated rent expense interest (1/3)	1,633		2,773		3,438		3,984		5,444		1,992		2,722
Amortization of deferred financing costs	2,934		1,630		1,677		1,441		1,361		684		677

Total Fixed Charges	46,258		44,550		40,945		32,884		36,902		15,789		22,584
Ratio of Earnings to Fixed Charges	1.5	x	2.4	x	3.3	x	6.3	x	7.2	x	7.7	x	5.3	x

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CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES